June 6, 2008
Securities and Exchange Commission
100 F Street
Washington, DC 20549
Attention: Linda Cvrkel, Branch Chief
Mail Stop 3561
Centerplate, Inc.
Form 10-K for the year ended January 1, 2008
Filed March 17, 2008
File No. 001-31904
Dear Ms. Cvrkel:
     Set forth below are the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2008 with respect to the Form 10-K filing. The following responses are keyed to the sequential numbering of the comments contained in the Staff’s letter.
Form 10-K for the year ended January 1, 2008
Selected Financial Data, page 37
1.	We note your use of the non-GAAP financial measure EBITDA and your disclosure that you believe that EBITDA is an important measure of cash returned on your investment in capital expenditures under your contracts. In light of the fact that it appears that your use of this measure is as a liquidity measure, please revise to reconcile to operating cash flows , or alternatively please revise to discuss why you use EBITDA as a performance measure. Also, please revise future filings to include disclosure of a substantive reason specific to you as to why management believes that presentation on the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10e of Regulation SK.
     The Company respectfully submits that it uses EBITDA as a performance measure and not as a measure of liquidity. The Company believes EBITDA is not a helpful liquidity measure as EBITDA does not consider significant cash requirements such as capital investments, and interest and dividend payments to the Company’s unit holders, which are driven by its unique capital structure.

     The Company uses EBITDA for internal planning purposes and for measuring management performance. Unlike net income (loss), EBITDA excludes the impact of significant fluctuations in the calculations of income tax benefit and the mark-to-market valuation of the Company’s derivatives. In addition, EBITDA excludes depreciation and amortization, which can vary depending on the cycle of investment in various contracts. Accordingly, EBITDA provides a measure for making year-over-year comparisons on a consistent basis. As a result, management’s compensation is heavily based on EBITDA performance, with EBITDA being the most significant measure of performance under the Company’s incentive compensation arrangements. The Company believes that investors also use EBITDA to measure management performance.
     The Company also reports EBITDA because of covenants in the Company’s senior credit facility and the indenture governing the Company’s subordinated notes that contain ratios and financial tests that are based in part on EBITDA as compared to the Company’s indebtedness and debt service requirements. In particular, the total leverage ratio, senior leverage ratio and interest coverage ratio requirements of the credit agreement, all of which are based upon EBITDA, govern whether the Company will be permitted to pay current installments of interest on its subordinated notes. In addition, non-compliance with these ratios at lower thresholds could result in the requirement to immediately repay all amounts outstanding under the credit agreement. However, higher year-on-year EBITDA does not guarantee that the Company will have the necessary liquidity or ability to pay interest on the subordinated notes or dividends to its unit holders.
     In future filings, the Company will describe why management believes EBITDA provides useful information to investors regarding its financial condition and results of operation.
Liquidity and Capital Resources, page 48
2.	We note that your discussion of liquidity includes a comparison of fiscal 2007 to fiscal 2006. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1to paragraph 303(a) of Regulation S-K.
     In future filings, the Company will expand the discussion of liquidity to cover a three year period covered by the financial statements, as required by Instruction 1 to paragraph 303(a) of Regulation S-K.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 53
3.	We note from your audited financial statements that you have foreign currency translation gains and losses due to your Canadian operations. Please revise future filings to disclose your foreign currency exchange rate risk using one of the three disclosure alternatives set forth in Item 305 of Regulation SK, if material.

     In future filings, if material, the Company will disclose foreign currency exchange rate risk as set forth in Item 305 of Regulation SK.
Audited Financial Statements
Balance Sheets, page F-3 and F-4
4.	We noted that the balance of contract rights increased between January 2, 2007 and January 1, 2008. Please explain to us the nature of the costs incurred and tell us why the amount of contract rights capitalized was significantly higher in fiscal 2007. Also, in light of the significant increase in capitalized contract rights, please explain the reason for the decrease in accumulated amortization from $68,578,000 at January 2, 2007 to $58,121,000 at January 1, 2008 as disclosed in Note 2 to the consolidated financial statements.
     The Company acquires and renews contracts through a competitive bidding process. Contract rights, net of amortization, consist primarily of direct incremental costs incurred by the Company in obtaining or renewing contracts. Such costs represent contractual payments made to clients to acquire the exclusive rights to provide services under multi-year service contracts. During 2007, the Company paid $21.7 million to renew or acquire rights under client contracts, whereas in 2006 the Company paid $14.0 million to renew or acquire rights under client contracts. Amortization of capitalized contract rights totaled $16.7 million and $15.7 million in 2007 and 2006, respectively, such that the net amount of contract rights recognized on the Company consolidated balance sheet including financed additions increased $6.0 million in 2007 and decreased $1.3 million in 2006.
     When a contract reaches maturity, the related cost and accumulated amortization are retired and removed from the accounting records. During 2007, $27.2 million of amortized contract rights were retired, which compares to $13.9 million of retirements in 2006. Accordingly, the decrease in accumulated amortization from January 2, 2007 to January 1, 2008 is attributable to retirements of fully amortized contract rights. Increases and decreases in the cost and accumulated amortization of contract rights will vary year-to-year based upon the timing of when contracts are acquired or renewed, versus when existing contracts reach maturity.
Notes to the Financial Statements
General
5.	We note from your balance sheet that a significant amount of current assets consists of accounts receivable. Please revise future filings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status. See paragraphs 13a-c of SOP 01-06. Also, please consider including Schedule II as required by Rule 12-09 of Regulation SX to provide detail of the activity in all valuation and qualifying accounts such as the allowance for doubtful accounts.

     In future filings, the Company will include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and its policy for determining past due or delinquency status. We will also include Schedule II as required by Rule 12-09 of Regulation SX in all future filings.
6.	We note from your disclosure on page 2 that you recently entered into a joint venture in which you own a controlling interest in Harry’s Tap Room. Please tell us, and disclose in the notes to the financial statements in future filings the percentage ownership interest in this joint venture and how you account for that interest. Also, please disclose how you account for any other joint ventures in which you have an ownership interest.
     The acquisition of Harry’s Tap Room was finalized during the Company’s First Quarter ended April 1, 2008 and was disclosed in the Company’s Form10-Q for that period. This transaction, which represents the acquisition of a 51% controlling interest in Harry’s Tap Room, for which the Company paid $1 million. This entity was fully consolidated.
     The Company operates under two other arrangements where it holds less than 100% ownership interest, both of which are consolidated by the Company due to the ability to direct the management policies and activities and the financial support provided to the ventures. These ventures are not material to the Company’s results. Total sales for these ventures represented 3.6% of the Company’s sales and 1.2% of Company’s assets for fiscal 2007.
     The Company will provide additional disclosure regarding these arrangements in future filings.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9
7.	We note your presentation of “net sales” on the face of the statements of operations. Please provide us details of, and disclose in the notes to the financial statements in future filings, the nature of any adjustments or allowances that are recorded as reductions of revenue. If the amount is material, please disclose the amount in future filings.
     The Company presentation of “net sales” on the statement of operations is equivalent to revenues and there are no allowances that are recorded as reductions of revenue. In future filings, the Company will clarify its disclosure.
     The Company hereby acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the year ended January 1, 2008 (the “filing”);
     (b) comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and

     (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (203) 975-5904 if you have any questions.
Very truly yours,
/s/ Kevin F. McNamara
Executive Vice President and CFO